Exhibit 3.2.1

Bylaws

     RESOLVED, that, pursuant to Article XIII of the bylaws of the Company, Article II, Section 2 of the bylaws of the Company be, and it hereby is, amended and restated in its entirety to read as follows:

     “Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of May in each year or such later month as may be selected by the Board of Directors in its reasonable discretion; provided, however, that the first annual meeting of stockholders to be held in 1996 shall be held during the month of July; provided further, that the annual meeting of stockholders to be held in 1998 shall be held during the month of July.”